

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012 **Commission file number 001-03344**

THE HILLSHIRE BRANDS COMPANY 401(K) PLAN
(Full title of the plan)

THE HILLSHIRE BRANDS COMPANY
400 South Jefferson Street
Chicago, Illinois 60607

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Hillshire Brands Company
Employee Benefits Administrative Committee
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Hillshire Brands Company 401(k) Plan (formerly, Sara Lee Corporation 401(k) Plan) ("the Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note B, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, on the basis of accounting described in Note B.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (modified cash basis) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2012 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 26, 2013

The Hillshire Brands Company 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2012

	Allocated	Unallocated	Total
Assets			
Plan interest in The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans (Note E)	$ 605,068,579	$ 21,775,731	$ 626,844,310
Net assets reflecting all investments at fair value	605,068,579	21,775,731	626,844,310
Adjustment from fair value to contract value for fully benefit-responsive contracts	(7,877,195)	-	(7,877,195)
Net assets available for benefits	$ 597,191,384	$ 21,775,731	$ 618,967,115

The accompanying notes are an integral part of this statement.

The Hillshire Brands Company 401(k) Plan
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
December 31, 2011

	Allocated	Unallocated	Total
Assets			
Plan interest in Sara Lee Corporation Master Investment Trust for Defined Contribution Plans (Note E)	$ 603,578,046	$ 30,406,121	$ 633,984,167
Net assets reflecting all investments at fair value	603,578,046	30,406,121	633,984,167
Adjustment from fair value to contract value for fully benefit-responsive contracts	(7,772,197)	-	(7,772,197)
Net assets available for benefits	$ 595,805,849	$ 30,406,121	$ 626,211,970

The accompanying notes are an integral part of this statement.

The Hillshire Brands Company 401(k) Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)
For the year ended December 31, 2012

	Allocated	Unallocated	Total
Additions			
Contributions			
Company	$ 13,206,909	$ 2,650,000	$ 15,856,909
Participant	25,911,418	-	25,911,418
Investment income			
Plan interest in The Hillshire Brands Company (f/k/a Sara Lee Corporation) Master Investment Trust for Defined Contribution Plans' net investment gain (Note E)	52,381,445	11,202,473	63,583,918
Total additions	91,499,772	13,852,473	105,352,245
Deductions			
Benefits paid to participants	105,932,343	-	105,932,343
Interest expense	-	4,203,679	4,203,679
Administrative expenses	2,459,191	1,887	2,461,078
Total deductions	108,391,534	4,205,566	112,597,100
Allocation of shares (net of dividends) of Sara Lee Corporation stock, at fair value (Note D)	18,277,297	(18,277,297)	-
Net increase (decrease)	1,385,535	(8,630,390)	(7,244,855)
Net assets available for benefits			
Beginning of the year	595,805,849	30,406,121	626,211,970
End of the year	$ 597,191,384	$ 21,775,731	$ 618,967,115

The accompanying notes are an intergral part of this statement.

NOTE A – DESCRIPTION OF PLAN

The following description of The Hillshire Brands Company 401(k) Plan (f/k/a Sara Lee Corporation 401(k) Plan) ("the Plan") is provided for general information purposes only. Participants should refer to the applicable summary plan description for the Plan for a more complete description of the Plan's provisions. Participants in former plans sponsored by certain divisions or subsidiaries of The Hillshire Brands Company ("the Company") should refer to the Supplements section of the Plan for additional information about such plans.

General

The Plan is a defined contribution plan covering U.S. employees who are members of a participating division or subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as subsequently amended.

Effective June 28, 2012, the plan name was changed from Sara Lee Corporation 401(k) Plan to The Hillshire Brands Company 401(k) Plan. Additionally, the Company authorized a reverse stock split as of June 28, 2012 where each Participant who had a closing balance in Sara Lee Corporation common stock received 1 share of Hillshire Brands Company common stock for every 5 shares of Sara Lee Corporation common stock held.

Also effective June 28, 2012, the Company authorized a spin-off of all stock of a U.S. subsidiary. As part of that transaction, each Participant who had a closing balance in the Company stock as of that date was eligible to receive an interest in the stock of the spun-off subsidiary. These same Participants also received a special $3 per share cash dividend as of that date.

Contributions

Eligible employees can contribute a percentage of their pretax compensation, as determined by The Hillshire Brands Company Employee Benefits Administrative Committee ("EBAC") and as defined in the Plan, subject to limitations under the Internal Revenue Code ("IRC"). Certain employees who become eligible to participate in the Plan on or after July 1, 2005 will be automatically enrolled in the Plan at a contribution rate of 4% of eligible pay. Effective January 1, 2012, 4% is increased to 5%. Participants who have attained age 50 and over may make an additional "catch-up" contribution, in accordance with the Plan. In addition, certain groups of participants are eligible for Company contributions as defined in the Plan. Effective January 1, 2008, the Plan adopted an amendment that provided for a contribution escalation clause. This provision assumes that each Plan participant who is contributing less than 15% of compensation to the Plan on September 15 of each year shall be deemed to have elected to increase his or her deferral percentage by one percent on and after, until the maximum percentage is reached. Notwithstanding the foregoing, the maximum percentage of compensation a Participant who is a Highly Compensated Employee may elect to defer and contribute to the Plan for each Plan Year commencing on or after January 1, 2008 is seven percent (7%).

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

In 2005, salaried employees hired on or before June 30, 2005 were eligible to make a choice between two employer contribution programs for the 2006 plan year and thereafter. Participants who chose the "Current Program" continued to receive the same employer contributions that were in effect prior to January 1, 2006 and also continued accruing benefits under The Hillshire Brands Company Salaried Pension Plan (f/k/a the Sara Lee Corporation Salaried Pension Plan) ("the Pension Plan"), a separate plan sponsored by the Company. Participants who chose the "New Program" received an enhanced employer contribution to the Plan and ceased accruing additional benefits under the Pension Plan. Salaried employees hired on or after July 1, 2005 receive employer contributions under the New Program. Nonunion hourly employees continue to receive employer contributions under the Current Program. Employees who are subject to a collective bargaining agreement receive employer contributions in accordance with the applicable provisions of the Plan and the collective bargaining agreement.

The Plan was amended on April 30, 2010 in response to the fact that the Pension Plan was frozen on that date. The amendment provides that each eligible employee who was a participant in the Pension Plan and whose benefit accruals under that plan were frozen effective April 30, 2010 shall be a New Program participant effective May 1, 2010. In addition, the amendment identified a group of participants whose employment category was reclassified on June 30, 2010 and whose benefit accruals under the Pension Plan were frozen effective June 30, 2010. This group of participants became Current Program participants effective July 1, 2010

Program Component	Current Program	New Program
Annual Company Contribution ("ACC")	Up to 2% of eligible pay	Up to 2% of eligible pay (effective January 1, 2012, the ACC is 2.5% of eligible pay)
Additional Annual Company Contribution ("AACC")	Not applicable	3.5% of eligible pay (effective January 1, 2012, the AACC is 0% to 2.5% of eligible pay)
Company Matching Contribution	100% of the first 2% of eligible pay contributed	100% of the first 4% of eligible pay contributed (effective January 1, 2012, the match is 100% of the first 5% of eligible pay contributed)
Discretionary Company Matching Contribution	Up to an additional 50% of the first 2% of eligible pay contributed	Not applicable

NOTE A – DESCRIPTION OF PLAN – Continued

Contributions – Continued

The amount to be contributed for the AACC, if any, shall be determined by the Company in its discretion based on the Company's performance for the fiscal year ending within the applicable Plan Year for which the contribution is made. The AACC may be zero.

The Company may make the ACC and/or the matching contribution by (i) making a cash contribution which the trustee shall use to partially prepay a loan to release from the suspense account additional shares of stock as of the applicable valuation date, (ii) contributing cash which the trustee shall use to buy shares of stock for allocation as of the applicable valuation date, (iii) contributing stock for allocation as of the applicable valuation date, or (iv) any combination of the foregoing.

Rollovers

Participants may also contribute amounts representing distributions from other eligible retirement plans or individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, any withdrawals, as well as the participant's share of the Plan's income, losses and certain related administrative expenses. Allocations of income, losses and certain related administrative expenses are made based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting

All participants are fully vested in their deferral contributions and earnings thereon. Specific vesting schedules apply to those certain groups of employees eligible to receive Company contributions.

Forfeitures

If a participant who is eligible to receive Company contributions leaves the Company for reasons other than death, disability or retirement (after reaching age 65) before the Company contribution portion of his/her account is fully vested, the portion of his/her account that is not fully vested shall be forfeited. Forfeited amounts are allocated to reemployed participants as defined in the Plan applicable to those certain groups of participants if those participants repay to the Trustee any amounts previously distributed to them. Remaining forfeited accounts are then to be used to reduce Company matching contributions or administrative expenses determined by the EBAC. At December 31, 2012 and 2011, forfeited accounts totaled $420,541 and $676,488, respectively, which were available to be allocated to eligible participants and to reduce future Company contributions or administrative expenses.

NOTE A – DESCRIPTION OF PLAN – Continued

Investment Options

Participants may direct their total account balance among various investment options currently available to the Plan through The Hillshire Brands Company Master Investment Trust for Defined Contribution Plans ("the HBC Investment Trust"), formerly the Sara Lee Corporation Master Investment Trust for Defined Contribution Plans ("the SLC Investment Trust") in 1% increments. Participants may change their investment elections daily, subject to trading restrictions on certain funds.

Notes Receivable from Participants

Participants may borrow from their account balances the lesser of 50% of their vested account balances or $50,000, with a minimum loan of $500. Loans will bear interest at a fixed rate based on the prevailing prime rate as published in *The Wall Street Journal*. As of January 1, 2003, loans must be repaid within five years, unless the loan is to purchase a primary residence, in which case it must be paid back within ten years. Participants may now have up to two loans outstanding at one time; however, one must be a loan for a principal residence and the other must be a general-purpose loan.

Benefit Payments

Upon attainment of age 59½, termination of service due to death, disability, retirement or resignation/dismissal, distribution of the vested balance in the participant's account will be made to the participant or, in the case of the participant's death, to his/her beneficiary in a lump-sum payment in cash (or stock, if elected, for amounts invested in the Company Stock Fund of the HBC Investment Trust). In lieu of the lump-sum cash payment option, certain groups of participants may elect to receive a series of installment payments as defined in the Plan applicable to those certain groups of participants.

Hardship Withdrawals

Participants who have immediate and substantial financial need may take a hardship withdrawal from their account balance, subject to certain limitations defined in the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified prior to the time that such rights are to be exercised. The Trustee will vote any remaining nonvoted allocated shares and the unallocated shares based on the percentage of voted allocated shares.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, investment income is recorded as earned, and administrative expenses, benefit payments, and contributions are recorded as the cash is paid or received. In addition, purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments

The Plan's interest in the investments of the HBC Investment Trust is based on the Plan's relative aggregate contributions, benefit payments and other relevant factors. The Plan's interest in the HBC Investment Trust is stated at estimated fair value based upon the fair values of the underlying investments held in the master trust.

Fully Benefit-Responsive Investment Contracts

While the Plan's interest in the investments of the HBC Investment Trust is presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the HBC Investment Trust's interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer all of or a portion of their investments at contract value. The HBC Investment Trust holds direct interests in fully benefit-responsive contracts through its investment in the Interest Income Fund (see Notes C and E).

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the fair values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value of Long-Term Debt

The fair value of the Plan's interest in the long-term debt held within the HBC Investment Trust is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2 inputs). Certain considerations in establishing the estimate have been revised by management in the current year. The Plan's long-term debt has a fair value of approximately $73,000,000 and $81,209,000 at December 31, 2012 and 2011, respectively.

Administrative Expenses

Administrative expenses associated with the Plan are paid by the Plan unless paid by the Company at its discretion. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

NOTE C – INVESTMENT CONTRACTS

The HBC Investment Trust invests in the Interest Income Fund, a unitized fund established solely for the investment of the assets of the HBC Investment Trust. The interest income fund is maintained by Invesco Group Trust ("Invesco") and consists of investments in several fully benefit responsive guaranteed investment contracts, synthetic guaranteed investment contracts, a pooled separate account and collective funds. Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at fair value, with a corresponding adjustment to contract value (see Note B).

The investment contracts specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, management

NOTE C – INVESTMENT CONTRACTS - Continued

believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on an agreed-upon formula with the issuer, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a monthly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts. The Plan's allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value, if any, is reflected in the statement of net assets available for benefits as *Adjustment from fair value to contract value for fully benefit-responsive contracts.*

	2012	2011
Average contract yield, in the aggregate for all contracts:		
Based on annualized earnings [(1)]	2.45%	2.59%
Based on interest rate credited to participants[(2)]	2.29%	3.23%

(1) Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts' investments on the same date.
(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts' investments on the same date.

NOTE D – NOTES PAYABLE

The Sara Lee Corporation Employee Stock Ownership Plan and The Earthgrains Company Employee Stock Ownership 401(k) Plan ("the Merged ESOPs") merged into the Plan effective December 31, 2002. The Merged ESOPs were leveraged plans; therefore, causing the Plan financial statement presentation to change. Activities related to the unallocated accounts are reported separate from allocated account information. The allocated accounts of the Plan represent assets that do not serve as collateral for the notes payable and that participants have vested rights in. The unallocated account represents Company stock and stock of a former subsidiary of the Company that was spun off during 2012 that serves as collateral for the notes payable and as the debt is paid down, shares are released and allocated to eligible participants. The balance of the notes payable is considered part of the HBC Investment Trust and, therefore, is reflected as a liability of the HBC Investment Trust and as part of the Plan's interest in the HBC Investment Trust in the statements of net assets available for benefits.

Pursuant to an engagement letter dated July 6, 1998, the Company duly appointed State Street Bank and Trust Company ("SSB"), the trustee at the time, as the independent fiduciary to make an independent fiduciary decision with respect to the extension of the financing available to the employee stock ownership plan ("ESOP") portion of the plan, which financing will be available from the Company, and the extension of the release of shares under the ESOP portion of the Plan through the year 2029. In connection with that decision, an ESOP Note Agreement dated December 15, 1998, was signed by and between the Company and SSB, as independent fiduciary and trustee of the Plan, in the amount of $22,401,012 at the rate of 5%.

NOTE D – NOTES PAYABLE - Continued

On June 15, 1999, the ESOP Note Agreement dated December 15, 1998, was amended and restated to provide for the Plan to borrow from the Company a series of loans in the aggregate principal amount of $212,582,457 ("New ESOP Note") to be issued in series (semiannually on June 15 and December 15), as set forth in the related note agreement, with a final issuance of the series on June 15, 2004. The loan originally made on December 15, 1998, was designated as the initial loan under the June 15, 1999 amendment. The agreement provides for the New ESOP Note to be repaid (semiannually on June 15 and December 15) over the next twenty-five years following the December 15, 2004 payment. The scheduled amortization of the New ESOP Note for the next five years and thereafter is as follows:

2013	$ 4,576,351
2014	4,372,856
2015	4,193,935
2016	4,036,027
2017	3,896,569
Thereafter	37,777,546

As of December 31, 2012, 2,152,522 unallocated shares of Company stock and 1,646,950 shares of stock of a former subsidiary of the Company spun off during 2012 were pledged to secure the note payable. During 2012, 808,577 shares of Company common stock, with a fair value of $18,277,297, were released from the Plan's unallocated shares, as a result of the current year repayments of the ESOP debt.

Effective June 15, 1999, the New ESOP Note outstanding principal bears an interest rate of 6.3%, payable semiannually commencing December 15, 1999.

An Implementation Agreement was also signed, dated June 15, 1999, by and between the Company and SSB to effectuate the amended and restated ESOP Note Agreement above. The Implementation Agreement includes, among other things, the Company's agreement to contribute to the ESOP on or before December 15, 2029, the amount of $36.5 million ("the Incremental Contribution") plus or minus any adjustments as set forth in the Implementation Agreement. The Company, at its sole discretion, may make the Incremental Contribution in the form of cash or shares of the Company's common stock, or a combination thereof. On June 15, 2002, the Company made a cash contribution (deemed to be a 2001 ESOP plan year contribution), to the ESOP to fully satisfy the Incremental Contribution due. The trustee used the contribution to purchase the Company's common stock. The shares were allocated to the participants in accordance with refinancing agreements.

NOTE E – INTEREST IN HBC INVESTMENT TRUST

The Plan's investments are in the HBC Investment Trust, which was established for the investment of the assets of the Plan and several other defined contribution plans sponsored by the Company. As of July 24, 2006, the Plan became the sole plan in the HBC Investment Trust. The Northern Trust Company held and continues to hold the net assets of the HBC Investment Trust.

At December 31, 2012 and 2011, the Plan's interest in the net assets of the HBC Investment Trust was 100% in allocated net assets and 100% in unallocated net assets.

The Plan's interest in the net assets of the HBC Investment Trust and SLC Investment Trust is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the HBC Investment Trust as of December 31, 2012 and 2011 is as follows:

	December 31, 2012		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 101,229,780	$ 79,503,872	$ 180,733,652
Investment in collective trusts	127,269,209	265,781	127,534,990
Investment in separate account	22,711,150	-	22,711,150
Investment in registered investment companies	334,109,459	-	334,109,459
Investment and wrap contracts	4,065,691	-	4,065,691
Total investments	589,385,289	79,769,653	669,154,942
Notes receivable from participants	15,420,227	-	15,420,227
Other receivables	732,394	859,362	1,591,756
Total assets	605,537,910	80,629,015	686,166,925
Liabilities	(469,331)	-	(469,331)
Notes payable	-	(58,853,284)	(58,853,284)
Net assets reflecting all investments at fair value	605,068,579	21,775,731	626,844,310
Adjustment from fair value to contract value for fully benefit-responsive contracts	(7,877,195)	-	(7,877,195)
Net assets of HBC Investment Trust	$ 597,191,384	$ 21,775,731	$ 618,967,115

The Hillshire Brands Company 401(k) Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE E – INTEREST IN HBC INVESTMENT TRUST – Continued

	December 31, 2011		
	Allocated	Unallocated	Total
Investments, at fair value			
Corporate stocks – common	$ 120,064,787	$ 102,504,114	$ 222,568,901
Investment in collective trusts	149,688,049	-	149,688,049
Investment in registered investment companies	312,311,329	-	312,311,329
Investment and wrap contracts	3,974,144	-	3,974,144
Total investments	586,038,309	102,504,114	688,542,423
Notes receivable from participants	16,369,361	-	16,369,361
Other receivables	1,829,933	2	1,829,935
Total assets	604,237,603	102,504,116	706,741,719
Liabilities	(659,557)	-	(659,557)
Notes payable	-	(72,097,995)	(72,097,995)
Net assets reflecting all investments at fair value	603,578,046	30,406,121	633,984,167
Adjustment from fair value to contract value for fully benefit-responsive contracts	(7,772,197)	-	(7,772,197)
Net assets of SLC Investment Trust	$ 595,805,849	$ 30,406,121	$ 626,211,970

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

HBC Investment Trust gain allocated 100% to the Plan for the year ended December 31, 2012 is as follows:

	Year ended December 31, 2012		
	Allocated	Unallocated	Total
Interest and dividend income	$ 31,637,010	$ 15,353,849	$ 46,990,859
Net appreciation (depreciation) in fair value of investments			
Corporate stocks – common	(10,905,047)	(4,151,376)	(15,056,423)
Investment in registered investment companies	36,574,645	-	36,574,645
Investment in separate account	358,740	-	358,740
Investment in collective trusts	(5,283,903)	-	(5,283,903)
Net investment gains	$ 52,381,445	$ 11,202,473	$ 63,583,918

At December 31, 2012, the HBC Investment Trust held 3,698,042 shares of Company common stock. At December 31, 2011, the SLC Investment Trust held 11,763,684 shares of Company common stock. These shares had a fair value of $104,062,902 and $222,568,901 as of December 31, 2012 and 2011, respectively. During 2012, the HBC Investment Trust earned $34,900,575 of dividends on Company common stock.

Valuation of Investments in the HBC Investment Trust

Fair value is defined as the price that would be received by the HBC Investment Trust for an asset or paid by the HBC Investment Trust to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the HBC Investment Trust's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the HBC Investment Trust has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the HBC Investment Trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held as underlying investments of the HBC Investment Trust.

The fair values of mutual fund investments and publicly traded common stocks held by the HBC Investment Trust are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of participation units held by the HBC Investment Trust in collective trusts and the pooled separate account are based on their net asset values, as reported by the managers of the collective trusts and pooled separate account and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (Level 2 inputs). The investment objectives and underlying investments of the collective trusts and pooled separate account vary. However, all except the short-term investment fund are bond funds that hold short-term and medium-term corporate, government and government agency bonds and seek to maximize return relative to the Barclays Capital U.S. Intermediate Government/Credit Index or the Barclays Capital U.S. Government 1-5 Year Index or to maximize return relative to the Barclays Capital U.S. Aggregate Index. The short-term investment fund holds short-term investments for principal preservation. Each collective trust and the pooled separate account provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

The fair values of the fixed rate traditional guaranteed investment contracts held in the Interest Income Fund in the HBC Investment Trust have been estimated with a discounted cash flows methodology. Based on its duration, the estimated cash flow of each contract was discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality (Level 3 inputs). The fair value of a security-backed synthetic investment contract and the separate account is the sum of the fair values of the underlying collective trusts (Level 2 inputs). The fair values of wrap contracts associated with synthetic investment contracts within the HBC Investment Trust have been based upon the estimated replacement costs of the wrap contracts using current re-bid prices for similar wrapper contracts as of the financial statement dates (Level 3 inputs). The fair values of the wrapper contracts were $47,310 and $50,562 as of December 31, 2012 and 2011, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2012 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the HBC Investment Trust			
Mutual funds – U.S. equity large-cap	$ 86,669,169	$ -	$ -
Mutual funds – U.S. equity mid-cap	19,569,786	-	-
Mutual funds – U.S. equity blended	78,214,838	-	-
Mutual funds – U.S. equity small-cap	41,144,148	-	-
Mutual funds – balanced	54,276,932	-	-
Mutual funds – bonds	30,608,440	-	-
Mutual fund – international	23,626,146	-	-
Company common stock	104,062,902	-	-
Common stock	76,670,750	-	-
Separate account	-	22,711,150	-
Collective trust - Short-term investment fund	-	11,628,678	-
Collective trusts – bonds	-	97,278,915	-
Collective trusts – balanced	-	18,627,397	-
Investment and wrap contracts	-	-	4,065,691
	$ 514,843,111	$ 150,246,140	$ 4,065,691

There were no transfers between Level 1 and Level 2 during 2012.

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

	Fair Value Measurements at December 31, 2011 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Underlying investments held by the SLC Investment Trust			
Mutual funds – U.S. equity large-cap	$ 83,680,411	$ -	$ -
Mutual funds – U.S. equity mid-cap	19,428,037	-	-
Mutual funds – U.S. equity blended	64,620,914	-	-
Mutual funds – U.S. equity small-cap	40,565,753	-	-
Mutual funds – balanced	71,972,274	-	-
Mutual funds – bonds	32,043,940	-	-
Company common stock	222,568,901	-	-
Collective trust – Short-term investment fund	-	15,204,682	-
Collective trusts – bonds	-	122,383,627	-
Collective trusts – balanced	-	12,099,740	-
Investment and wrap contracts	-	-	3,974,144
	$ 534,880,230	$ 149,688,049	$ 3,974,144

NOTE E – INTEREST IN HBC INVESTMENT TRUST - Continued

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2012, including the reporting classifications for the applicable gains and losses included in the 2012 statement of changes in net assets available for benefits:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Beginning balance, January 1, 2012	$ 3,974,144
Included in change in net assets available for benefits:	
Interest income on investment contracts held at year-end	129,324
Net unrealized depreciation in fair value of guaranteed investment contracts and wrapper contracts held at end of year*	(37,777)
Purchases	19,213
Settlements	(19,213)
Ending balance, December 31, 2012	$ 4,065,691

* Net unrealized depreciation of the Plan's fully benefit-responsive guaranteed investment contracts and wrapper contract applicable to its synthetic investment contract is reported as increase in investments and an offsetting adjustment from fair value to contract value reported in the 2012 statement of net assets available for benefits, with no effect on the 2012 change in net assets available for benefits.

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock Fund, as well as the Company stock related to the Merged ESOPs, contains both participant-directed and non-participant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund and the Company stock related activity (including associated debt) related to the Merged ESOPs is as follows:

	December 31, 2012		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
The Hillshire Brands Company common stock	$ 43,488,822	$ 60,571,971	$ 104,060,793
DE Master Blenders common stock	57,738,848	18,931,902	76,670,750
Investment in collective trust - short-term investment fund	3,853,770	265,780	4,119,550
Total investments	105,081,440	79,769,653	184,851,093
Other receivables	669,799	859,146	1,528,945
Short-term interest receivable	331	216	547
Total assets	105,751,570	80,629,015	186,380,585
Liabilities	(356,694)	(58,853,284)	(59,209,978)
Net assets	$105,394,876	$ 21,775,731	$ 127,170,607

	December 31, 2011		
	Allocated	Unallocated	Total
Assets			
Investments at fair value			
Sara Lee Corporation common stock	$120,064,787	$ 102,504,114	$ 222,568,901
Investment in collective trust - short-term investment fund	3,244,016	-	3,244,016
Total investments	123,308,803	102,504,114	225,812,917
Dividends receivable	1,325,514	-	1,325,514
Short-term interest receivable	21	2	23
Total assets	124,634,338	102,504,116	227,138,454
Liabilities	(29,959)	(72,097,995)	(72,127,954)
Net assets	$124,604,379	$ 30,406,121	$ 155,010,500

NOTE F – NON-PARTICIPANT-DIRECTED INVESTMENTS - Continued

	Year ended December 31, 2012		
	Allocated	Unallocated	Total
Changes in net assets			
Investment income	$ 8,975,202	$ 11,202,473	$ 20,177,675
Participant contributions	1,640,074	-	1,640,074
Company contributions	9,028,907	2,650,000	11,678,907
Distribution to participants	(22,988,075)	-	(22,988,075)
Transfers to other funds	(33,892,781)	-	(33,892,781)
Allocation of shares	18,277,297	(18,277,297)	-
Interest expense	-	(4,203,679)	(4,203,679)
Expenses	(250,127)	(1,887)	(252,014)
Total	$ (19,209,503)	$ (8,630,390)	$ (27,839,893)

At December 31, 2012 and 2011, approximately 17% and 35%, respectively, of the Plan's net assets were invested in Company common stock through investment in the HBC Investment Trust.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets, which are in the HBC Investment Trust, are held in notes receivable from participants; investments managed by The Northern Trust Company, the trustee of the Plan; and investments managed by Invesco Group Trust, the investment manager of the Interest Income Fund; therefore, these transactions qualify as party in interest. A portion of the Plan's assets is invested in Company common stock (see Note F). The notes payable to the Company also constitute party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Plan pays certain administrative costs of the Plan; these transactions qualify as party- in- interest.

NOTE H – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants will become 100% vested in their accounts. In addition, the Company reverses the right to amend or modify the Plan from time to time to the extent permitted by applicable law.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2012	2011
Net assets available for benefits per the financial statements	$ 618,967,115	$ 626,211,970
Amounts due to participants	(341,351)	(103,153)
Adjustment between contract value and fair value of benefit responsive investment contracts	7,877,195	7,772,197
Net assets available for benefits per the Form 5500	$ 626,502,959	$ 633,881,014

The following is a reconciliation of the net increase per the financial statements to net income per the Form 5500 for the year ended December 31, 2012:

	Year ended December 31, 2012
Decrease in net assets available for benefits per the financial statements	$ (7,244,855)
Amounts allocated to withdrawing participants at end of year	(341,351)
Amounts allocated to withdrawing participants at beginning of year	103,153
Change in difference between contract value and fair value of benefit responsive investment contracts	104,998
Net loss per the Form 5500	$ (7,378,055)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

NOTE J – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter and has applied for an updated determination letter from the Internal Revenue Service. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

SUPPLEMENTAL SCHEDULE

The Hillshire Brands Company 401(k) Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
December 31, 2012

Name of plan sponsor: Hillshire Brands Company
Employer identification number: 36-2089049
Three-digit plan number: 401

(a)	(b) Identity of issuer	(c) Description of investment	(d)** Cost	(e) Current value
*	Participant loans	Interest rates ranging from 3.25% - 9.50%	$ -	$ 15,420,227
			$ -	$ 15,420,227

* Party-in-interest as defined by ERISA Section 3(14).
** Cost information not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2013

The Hillshire Brands Company 401(k) Plan

By: The Hillshire Brands Company Employee Benefits Administrative Committee



By:________________________________
Mary Oleksiuk, as a Committee Member on behalf of the Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Crowe Horwath LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 033-35760, No. 333-68958 and No. 333-112615 on Form S-8 of the Hillshire Brands Company of our report dated June 26, 2013 appearing in this Annual Report on Form 11-K of the Hillshire Brands Company 401(k) Plan for the year ended December 31, 2012.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 26, 2013